Exhibit 99.1

Investor Contact:

Darrow Associates, Inc.

Jim Fanucchi, (408) 404-5400

ir@gigoptix.com

GigOptix Response Regarding Adoption by GSI Technology of Executive Retention and Severance Plan

SAN JOSE, Calif. – October 6, 2014 – GigOptix, Inc. (NYSE MKT: GIG) a leading supplier of advanced high speed semiconductor components for use in long-haul, metro, Cloud connectivity, data centers, consumer electronics links and interactive applications, through optical and wireless communications networks, today announced that it had sent the following letter to the GSI Technology board of directors in response to the announcement by GSI Technology, Inc. (Nasdaq: GSIT) that the compensation committee of its board of directors has adopted an executive retention and severance plan.

Below is the text of the letter that GigOptix sent to GSI Technology’s board of directors:

October 6, 2014

Board of Directors

GSI Technology, Inc.

1213 Elko Drive

Sunnyvale, CA 94089

Attention: Lee-Lean Shu, President, Chief Executive Officer and Chairman of the Board

Dear Members of the Board:

We have read the Form 8-K which GSI Technology filed with the U.S. Securities and Exchange Commission on Friday afternoon, October 3, 2014 announcing the adoption on September 30, 2014 by the Compensation Committee of this Board of Directors of the Executive Retention and Severance Plan (the “Plan”). We reiterate our disappointment that GSI Technology’s Board of Directors continues to not even engage in a discussion with us, and has instead chosen to undertake activities that are designed to increase the cost of a proposed transaction. It is unfortunate that GSI Technology’s Board of Directors continues to deny its stockholders the opportunity to achieve a substantial premium and immediate liquidity for their shares, while at the same time it has adopted the Plan which would result in members of the management of GSI Technology being enabled to potentially receive substantial cash payments that might otherwise be available to be distributed to its stockholders.

Under the terms of the Plan, it would appear that the Chief Executive Officer and other executive officers of GSI Technology could be entitled to receive at least $2,419,117, based upon base and target bonus compensation amounts reported by GSI Technology for its fiscal year ended March 31, 2014 in its Schedule 14A filed with the U.S. Securities and Exchange Commission on July 16, 2014, in the event that there is an acquisition of GSI Technology which effects the employment of these individuals. Furthermore, we note that this additional compensation has been awarded to individuals who already stand to benefit from a transaction involving our two companies as they collectively beneficially hold at least 4,613,303 shares of stock in GSI Technology as also reported in this same Schedule 14A representing at least almost 18.49% of the outstanding shares of GSI Technology as reported by it following the completion of the Dutch auction tender offer. The potential cost of the Plan could actually be quite higher as it can include not only the Chief Executive Officer and other executive officers of GSI Technology but also untold numbers of other “key employees” of GSITechnology, and also provides additional benefits to all participants in the Plan.

Notwithstanding the cost of the Plan which this Board of Directors has chosen to impose upon a potential transaction between our two companies, we remain committed to trying to effectuate such a transaction. Therefore, we restate our proposal that GigOptix would acquire all of the outstanding shares of GSI Technology common stock for per share consideration of $6.50 as stated in my letter of August 18, 2014. We are confident that moving forward promptly to consummate a transaction is in the best interests of all parties. We believe we are offering GSI Technology’s stockholders superior value and the opportunity to participate in the upside of the combined company, which we believe is a better outcome than GSI Technology remaining an independent company as you have proposed in your letter. As we have previously stated, the combination should offer an increasingly exciting set of solutions for customers, providing an offering of both your high performance memory products for networking and telecommunications equipment and our high speed communications components. Together, this would allow us to strengthen the value proposition that we collectively provide to our customers through a wider range of companion and complementary products and more effectively challenge our respective competitors in the marketplace.

In light of the value which we believe this combination brings, we continue to seek a negotiated agreement with GSI Technology, and will continue to explore all necessary steps to ensure that GSI Technology’s stockholders are provided with the opportunity to realize the value inherent in our proposal. We therefore urge the GSI Technology Board of Directors to do the right thing and immediately engage in meaningful discussions with us so that we may deliver significant value to each of our stockholders. We and our advisors stand ready at any time to meet and review our offer directly with you.

Very truly yours,

/s/ Dr. Avi Katz

Dr. Avi Katz
Co-Founder, CEO & President
Chairman of the Board of Directors
GigOptix, Inc. (NYSE MKT: GIG)

About GigOptix, Inc.

GigOptix is a leading fabless supplier of high speed semiconductor components that enable end-to-end information streaming over optical and wireless networks. The products address long haul and metro telecom applications as well as emerging high-growth opportunities for Cloud and data centers connectivity, and interactive applications for consumer electronics. GigOptix offers a unique broad portfolio of drivers and TIAs for 40Gbps, 100Gbps and 400Gbps fiber-optic telecommunications and data-communications networks, and high performance MMIC solutions that enable next generation wireless microwave systems up to 90GHz. GigOptix also offers a wide range of digital and mixed-signal ASIC solutions in a wide range of technology geometries from 28nm to 0.6um, and enables a complete product life cycle support from swift introduction of new product to extension of legacy products.

Important Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This material is not a substitute for the prospectus/proxy statement GigOptix and GSI Technology would file with the Securities and Exchange Commission (“SEC”) if an agreement between GigOptix and GSI Technology is reached or any other documents which GigOptix may send to stockholders in connection with the proposed transaction. Investors are urged to read any such documents, when available, because they will contain important information. Such documents would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to GigOptix, 130 Baytech Drive, San Jose, California 95134, Attention: Curt Sacks or by e-mail at csacks@gigoptix.com.

GigOptix and its directors, executive officers and other employees may be deemed to be participants in any solicitation of GigOptix or GSI Technology stockholders in connection with the proposed transaction. Information about GigOptix’ directors and executive officers is available in GigOptix’ Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on Mar. 18, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on Oct. 3, 2014. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including the bringing of products to market with full documentation. Such statements contain words such as “will,” and “expect,” or the negative thereof or comparable terminology, and include (without limitation) statements regarding growth, opportunities, continued traction, contracts and improvements.

Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those discussed in any such statement. These risks include, but are not limited to: the ability to consummate a transaction with GSI Technology, including, GigOptix and GSI Technology may not enter into any definitive agreement with respect to the proposed transaction or required regulatory approvals may not be obtained in a timely manner, if at all; if a transaction is consummated, the ability to realize the anticipated benefits of the proposed transaction, the ability to successfully integrate the two companies, or that the integration of GSI Technology’s operations with GigOptix may be materially delayed or may be more costly or difficult than expected; that the proposed transaction would materially increase leverage and debt service obligations, including the effect of certain covenants in any new borrowing agreements; the ability to extend product offerings into new areas or products, the ability to move product sales to production levels, the ability to cross-sell to new clients and to diversify, the success of product sales in new markets or of recently acquired or produced product offerings, including bundled product solutions, the ability to improve productivity, and to do so in an efficient manner, the ability to resolve litigation matters, and the ability to pursue and attract other merger and acquisition opportunities.

Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of GigOptix’ filings with the SEC, and in GigOptix’ other current and periodic reports filed or furnished from time to time with the SEC.

All forward-looking statements in this press release are made as of the date hereof, based on information available to GigOptix as of the date hereof, and GigOptix assumes no obligation to update any forward-looking statement.

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